CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, NY 10013

WELLS FARGO SECURITIES, LLC

500 West 33rd Street, 14th Floor

New York, NY 10001

November 12, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Nabors Energy Transition Corp.
Registration Statement on Form S-1, as amended
Registration No. 333-256876

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1, as amended, of Nabors Energy Transition Corp., the undersigned, who are acting as the representatives of the underwriters of the offering, hereby request acceleration of the effective date and time of the Registration Statement to 4:00 p.m. ET on November 16, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the Preliminary Prospectus dated October 27, 2021 to prospective underwriters, dealers, institutional investors, retail investors and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Arash Nazhad
Name:	Arash Nazhad
Title:	Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director